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                             FILING PURSUANT TO RULE 425 OF THE
                             SECURITIES ACT OF 1933 AND RULE
                             14(a)-12 OF THE SECURITIES
                             EXCHANGE ACT OF 1934
                             FILER: EXCALIBUR TECHNOLOGIES CORPORATION
                             SUBJECT COMPANY: EXCALIBUR TECHNOLOGIES CORPORATION NO. 0-9747

The following is a press release, dated November 21, 2000, concerning the 2000 Annual Meeting of the Shareholders of Excalibur Technologies Corporation.



         INVESTOR RELATIONS CONTACT:
         Dan Agan
         Excalibur Technologies
         (703) 761-3700
         dagan@excalib.com


          EXCALIBUR TECHNOLOGIES CORPORATION CONFIRMS DECEMBER 21, 2000
                   AS DATE FOR ANNUAL MEETING OF SHAREHOLDERS

    COMBINATION OF EXCALIBUR AND INTEL'S INTERACTIVE MEDIA SERVICES DIVISION
                        AMONG PROPOSALS TO BE CONSIDERED


VIENNA, VA, NOVEMBER 21, 2000 - Excalibur Technologies Corporation (NASDAQ:
EXCA), a leading provider of content management solutions for indexing and retrieving text, video and images on the Internet and intranets, today announced that the Annual Meeting of Shareholders of Excalibur Technologies Corporation will be held at the Sheraton New York Hotel & Towers, 811 7th Avenue, New York, NY, 10019 at 10:00 a.m. local time on Thursday, December 21st, 2000. Among the proposals to be considered at the meeting is the planned combination of Excalibur's entire business operations with Intel's Interactive Media Services division. Proxy statements will be mailed to Excalibur shareholders of record as of November 14, 2000 commencing Wednesday, November 22, 2000.

On May 1, 2000, Excalibur and Intel announced an agreement to combine Excalibur's entire business operations with the three Internet business units that make up Intel's Interactive Media Services division to form a new company to be called Convera Corporation. Convera's plans focus on empowering content owners to extract optimum value from high-worth digital content over IP networks through advanced, multimedia content management technologies, products and services.

ABOUT EXCALIBUR TECHNOLOGIES CORPORATION
Founded in 1980, Excalibur Technologies Corporation (Nasdaq: EXCA) is a recognized leader in high-performance, search-powered, multimedia content management solutions for intelligently capturing, indexing, managing, accessing and utilizing valuable digital content -- including text,
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images and video. Excalibur works with Global 2000 corporations, software developers, application service providers and government agencies to power Intranet and Internet solutions, corporate portals and eCommerce sites.

This release contains comments about our future expectations, performance, plans and prospects which might constitute forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Actual results may differ materially from our expectations as the result of various important factors including, but not limited to, the success of our relationships with strategic partners, Excalibur's ability to continue to develop competitive products and make timely product releases, effects of competition, and the rapidly changing marketplace. These and other risks relating to Excalibur's business and product development efforts are set forth in the Company's respective Form 10-K and Form 10-Qs as filed with the Securities and Exchange Commission.

Contact Excalibur in North America at 800-788-7758 or 703-761-3700, in the United Kingdom at 44-1344-893-444, via e-mail at info@excalib.com or visit our web site at www.excalib.com.

                                      # # #

The Excalibur logo and the following are worldwide registered trademarks of Excalibur Technologies Corporation: Excalibur Technologies Corp.(R), RetrievalWare(R), Excalibur Visual RetrievalWare(R), EFS(R), and APRP(R). Excalibur Internet Spider(TM), Excalibur Video Analysis Engine(TM), Excalibur Screening Room(TM), The Excalibur Edge(TM) partners program, and their respective logos are trademarks of Excalibur Technologies Corporation. All other names or marks may be registered trademarks or trademarks of their respective owners.
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Excalibur and Intel filed a definitive proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this definitive proxy statement/prospectus.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention: Investor Relations (telephone number (703) 761-3700.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.